

Aaron Weideman

Chief Executive Officer at Renaissance Man Co.

Almont, Michigan, United States · **Contact info**

49 connections

 Renaissance Man Co.

Experience



Renaissance Man Co.
11 mos

Chief Executive Officer
Full-time
Mar 2021 – Present · 11 mos
Almont, Michigan, United States

Renaissance Man Co. is the industry's leading inventor and provider of the first and only eco-friendly process for maturing Whiskey. Renaissance Man Co. provides premium whiskey and licenses out the process for fellow distillers to take advantage of the time and cost savings of its process, all while utilizing 42% less resources to do so.

Chief Executive Officer
Full-time
Nov 2021 – Present · 3 mos
Almont, Michigan, United States

Renaissance Man Co. is the industry's leading inventor and provider of the first and only eco-friendly process for maturing Whiskey. Renaissance Man Co. provides premium whiskey and licenses out the process for fellow distillers to take advantage of the time and cost savings of its process, all while utilizing 42% less resources to do so.



Chief Executive Officer
Weideman Woodworking · Self-employed
Dec 2019 – Present · 2 yrs 2 mos
Michigan, United States



Business Owner
Weideman LLC · Self-employed
Mar 2019 – Present · 2 yrs 11 mos



Student
Walsh College
Jul 2018 – Sep 2019 · 1 yr 3 mos
Troy, Michigan



Costing Specialist
KOSTAL Group
May 2018 – Dec 2018 · 8 mos
Troy, Michigan

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Education


Walsh College
Bachelor of Business Administration - BBA, Finance, Graduated
2018 – 2019


Macomb Community College
Business Finance, 4.0
2017 – 2018
Activities and Societies: Obtained 3 academic accommodations, and made the Dean's list


Lapeer West Highschool
Highschool diploma, Mathematics
2003 – 2007

-Mathematics Tutor, 4 Years of Artistic Study, 23 State Awards Won in Photography, 3 National Awards Won in Photography, Varsity Baseball

Licenses & certifications


Confined Space Entrant Authority
United States Marine Corps
Issued Jun 2016 · No Expiration Date


Confined Space Entrant Supervisor
United States Marine Corps
Issued Oct 2015 · No Expiration Date


Confined Space Authorized Entrant
United States Marine Corps
Issued Oct 2014 · No Expiration Date

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Volunteer experience


Laborer
A Christian church located in Misawa, Japan